UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010

Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           N/A

CHINA HYDROELECTRIC CORPORATION
Signatures
EX-99.1
EX-99.2
EX-99.3
EX-99.4

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
China Hydroelectric Corporation is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Notice of Annual General Meeting of Shareholders

Exhibit 99.2	Ordinary Shareholder Proxy Card

Exhibit 99.3	ADR Voting Instruction Card

Exhibit 99.4	Proxy Statement

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ Mary E. Fellows
Mary E. Fellows, Executive Vice President and Secretary

Date: September 7, 2010